Exhibit 4.15

April 15, 2022

To: Mr. Yftah Ben Yackov

BYND Cannasoft Enterprises Inc.

Subject: Private Placement Subscription Agreement for $2,500,000 CAD from September 3, 2021

I hereby approve an extension of the validity of the agreement between us until the earliest of: July 30, 2022 or until the listing of the Company’s shares on Nasdaq (by the earliest)

All other provisions of the agreement will remain as they are.

Sincerely,

Eduardo Sergio Elsztain

AGROINVESTMENT S.A